February 27, 2009

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	i2 Technologies, Inc.
Registration Statement on Form S-1, as amended
Filed January 9, 2009 (amendment filed February 18, 2009)
File No. 333-156638

Ladies and Gentlemen:

On behalf of i2 Technologies, Inc. (“i2” or the “company”), the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 11:00 a.m., Eastern time, on Tuesday, March 3, 2009, or as soon thereafter as is practicable.

i2 hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or desire any additional information regarding this request or the Registration Statement.

Very truly yours,

/s/ Mark E. Trivette
Mark E. Trivette
Vice President, Finance and Corporate Controller